UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNITEDGLOBALCOM, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Numbers)

Elizabeth M. Markowski
Senior Vice President
Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

January 17, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913247 50 8

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Liberty Media International, Inc.
20-0893138

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		423,784,722 shares (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		0 shares
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		423,784,722 shares (1)

	10	SHARED DISPOSITIVE POWER

		0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,784,722 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.8%

14	TYPE OF REPORTING PERSON*

CO

(1)	Includes 10,493,461 and 377,461,951 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock and Class C Common Stock, respectively, beneficially owned by the Reporting Person.

(2)	According to information provided by the Issuer, at December 31, 2004, the Issuer had 400,031,697 shares of Class A Common Stock, 10,493,461 shares of Class B Common Stock and 379,603,223 shares of Class C Common Stock outstanding. Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the election of the holder without consideration. Each share of the Issuer’s Class C Common Stock is convertible into one share of the Issuer’s Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer’s Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Person have been converted into an equal number of shares of the Issuer’s Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Statement of

LIBERTY MEDIA INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

UNITEDGLOBALCOM, INC.

     This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed on June 17, 2004 (the “Original Filing”) by Liberty Media International, Inc., a Delaware corporation (the “Reporting Person” or “LMI”), with respect to shares (the “Shares”) of Class A Common Stock, par value $0.01 per share (“United Class A Common Stock”), of UnitedGlobalCom, Inc., a Delaware corporation (the “Issuer” or “United”). The Issuer’s principal executive offices are located at 4643 South Ulster Street, #1300, Denver, Colorado 80237.

Item 2. Identity and Background

     The text of Item 2 of the Original Filing is amended and supplemented by adding the following information thereto.

     Schedule 1 attached hereto contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Original Statement is amended and supplemented by adding the following information thereto.

     On December 16, 2004, the Reporting Person acquired 6,413,991 shares of United Class A Common Stock from United in exchange for the Reporting Person’s 100% ownership interest in Chorus Communications Limited, a major pay television provider in Ireland. The transaction was valued at approximately $55 million.

     The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3 as if set forth in its entirety herein.

Item 4. Purpose of the Transaction

     Item 4 of the Original Statement is amended and supplemented by adding the following information thereto.

     On January 17, 2005, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) among LMI, United, Liberty Global, Inc., a newly-formed Delaware corporation and a wholly owned subsidiary of LMI (“Holdco”), and two newly-formed, transitory Delaware corporations that are wholly owned subsidiaries of Holdco. LMI entered into the Merger Agreement for the purpose of acquiring all of the shares of capital stock of United that LMI does not already own.

     Under the Merger Agreement, two transitory subsidiaries of Holdco will be merged with and into LMI and United, respectively (the “Mergers”) with the result that LMI and United will become wholly owned subsidiaries of Holdco. In the Mergers: (a) each outstanding share of LMI Series A common stock and Series B common stock will be converted into one share of a corresponding series of Holdco common stock and (b) each outstanding share of United Class A Common Stock, United Class B Common Stock and United Class C Common Stock owned by persons other than LMI or its wholly owned subsidiaries or by United will be converted at the election of the holder into either (i) cash (the “Cash Election”) in the amount of $9.58 per share or (ii) .2155 of a share of Holdco Series A common stock, plus cash in lieu of any fractional share (the “Stock Election”). Holders of United Common Stock who make the Cash Election are subject to proration to the extent necessary to cause the aggregate amount of cash paid pursuant to the Cash Elections not to exceed 20% of the overall value of the merger consideration paid to stockholders of United other than “Permitted Holders,” within the meaning of the Indenture, dated as of April 6, 2004, between United and The Bank of New York, as Trustee, relating to United’s outstanding 1 3/4 % Convertible Senior Notes due April 15, 2024. Holders of United Common Stock who do not timely make a Cash Election or Stock Election will be deemed to have made the Stock Election. Any cash paid in the Mergers will be funded by the Reporting Person’s working capital.

     The board of directors of Holdco, immediately following the Mergers, will consist of five members of the current board of directors of LMI and five members of the current board of directors of United. Also, upon consummation of the Mergers, shares of United Class A Common Stock will cease to be publicly traded. Holdco Series A common stock and Series B common stock are expected to be listed on the Nasdaq National Market.

     The Merger Agreement is subject to customary conditions, including, without limitation, the approval of the Reporting Person’s and United’s shareholders. In the case of United’s shareholders, it is condition to the Mergers that the holders of a majority of the outstanding shares of United Class A Common Stock not beneficially owned by LMI or Liberty Media Corporation (“LMC”) or any of their respective subsidiaries or any of the executive officers or directors of LMI, LMC or United approve the merger to which United is a party. A special committee of independent directors of United’s board of directors formed to negotiate the terms of the Mergers made it a condition of the Issuer’s execution of the Merger Agreement that John C. Malone, Chairman of the Board, President and Chief Executive Officer of the Reporting Person, enter into a voting agreement with the Issuer, pursuant to which Mr. Malone has agreed, in his capacity as a stockholder of the Reporting Person, to vote in favor of the Merger Agreement and the merger to which the Reporting Person is a party at the stockholders meeting of the Reporting Person to be called for that purpose. Under the Merger Agreement, the Reporting Person is required to vote its shares, subject to the terms and conditions of the Merger Agreement, in favor of the Merger Agreement and the merger to which United is a party at the stockholders meeting of United to be called for that purpose.

     The Merger Agreement contains customary representations, warranties and covenants. It may also be terminated by the parties under the circumstances described in the Merger Agreement.

     A copy of the Merger Agreement is attached as Exhibit 7(e) hereto and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original Statement is hereby amended and supplemented by adding the following thereto:

     (a) The Reporting Person presently beneficially owns 423,784,722 shares of United Class A Common Stock, which includes 10,493,461 and 377,461,951 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person. According to information provided by the Issuer, at December 31, 2004, the Issuer had 400,031,697 shares of United Class A Common Stock, 10,493,461 shares of United Class B Common Stock and 379,603,223 shares of United Class C Common Stock outstanding. Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. Each share of United Class C Common Stock is convertible into one share of United Class B Common Stock or United Class A Common Stock at the election of the holder without consideration. Each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 53.8% of the outstanding United Class A Common Stock and approximately 91.0% of the Issuer’s outstanding voting power. The indicated percentages assume that, solely for purposes of calculating the percentage of outstanding United Class A Common Stock, all of the United Class B Common Stock and United Class C Common Stock beneficially owned by the Reporting Person has been converted to an equal number of shares of United Class A Common Stock.

     Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person none of the Schedule 1 Persons beneficially owns any shares of United Common Stock.

     (b) The Reporting Person has sole voting and dispositive power with respect to 423,784,722 shares of United Class A Common Stock, which includes 10,493,461 and 377,461,951 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person.

     (c) Except as described in Item 3 of this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days. The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 5(c) as if set forth in its entirety herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Original Statement is hereby amended and supplemented by adding the following thereto:

     The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6 as if set forth in its entirety herein.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Statement is hereby amended and supplemented by adding the following thereto:

Exhibit
No.	Description
7(e)	Agreement and Plan of Merger, dated as of January 17, 2005, by and among Liberty Global, Inc. (formerly known as New Cheetah, Inc.), Liberty Media International, Inc., UnitedGlobalCom, Inc., Cheetah Acquisition Corp. and Tiger Global Acquisition Corp.

SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2005

LIBERTY MEDIA INTERNATIONAL, INC.
By:	/s/ Elizabeth M. Markowski
	Name:	Elizabeth M. Markowski
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA INTERNATIONAL, INC.

     The name and present principal occupation of each director and executive officer of Liberty Media International, Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media International, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media International, Inc., all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, who is a citizen of the United Kingdom.

Name and Business Address	Principal Occupation and Principal Business
(if applicable)	(if applicable)
John C. Malone	President, Chief Executive Officer, Chairman of the Board and Director of LMI; Chairman of the Board of Liberty Media

Robert R. Bennett	Director and Vice Chairman of LMI; President, Chief Executive Officer of Liberty Media

Miranda Curtis	Senior Vice President of LMI

Bernard G. Dvorak	Senior Vice President and Controller of LMI

Donne F. Fisher
9781 Meridian Blvd., #200	Director of LMI; President of Fisher Capital
Englewood, Colorado 80112	Partners, Ltd.

Graham Hollis	Senior Vice President and Treasurer of LMI

David B. Koff	Senior Vice President of LMI

David Leonard	Senior Vice President of LMI

Elizabeth M. Markowski	Senior Vice President, General Counsel and Secretary of LMI

David E. Rapley	Director of LMI

Larry E. Romrell	Director of LMI

M. LaVoy Robison
1727 Tremont Place	Director of LMI; Executive Director and a Board
Denver, Colorado 80202	Member of the Anschutz Foundation

J.C. Sparkman	Director of LMI

J. David Wargo	Director of LMI; President of Wargo & Company, Inc.

SCHEDULE 2

     The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned at December 31, 2004
Robert R. Bennett	205,268 shares of United Class A Common Stock, which includes beneficial ownership of 77,082 shares of United Class A Common Stock, which may be acquired within 60 days after December 31, 2004, pursuant to stock options.

Bernard G. Dvorak	3,023 shares of United Class A Common Stock, which includes 1,677 shares of United Class A Common Stock held in the United 401(k) plan.

David Leonard	6,882 shares of United Class A Common Stock, which includes 1,966 shares of United Class A Common Stock held in the United 401(k) plan.

John C. Malone	89,166 shares of United Class A Common Stock, which may be acquired within 60 days after December 31, 2004, pursuant to stock options.

J. David Wargo	471,164 shares of United Class A Common Stock, of which Mr. Wargo disclaims beneficial ownership of 48,757 shares.

EXHIBIT INDEX

Exhibit
No.	Description
7(e)	Agreement and Plan of Merger, dated as of January 17, 2005, by and among Liberty Global, Inc. (formerly known as New Cheetah, Inc.), Liberty Media International, Inc., UnitedGlobalCom, Inc., Cheetah Acquisition Corp. and Tiger Global Acquisition Corp.